UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 10-SB
                                 Amendment No. 2

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                               CHRISTIE FUN, INC.
                               ------------------
                 (Name of Small Business Issuer in its charter)


              Delaware                                         52-2175887
              --------                                         ----------
   State or other jurisdiction                              (I.R.S. Employer
 of incorporation or organization)                       Identification Number)


                   P.O. Box 110310, Naples, Florida 34108-0106
                   -------------------------------------------
                     (Address of Principal Office) Zip Code


                    Issuer's telephone number: (239) 598-2300
                                               --------------


           Securities to be registered under Section 12(b) of the Act:

                  Title of each class to be so registered - N/A
       Name of each exchange on which each class is to be registered - N/A


           Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                  ------------
                                (Title of class)

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

BACKGROUND

Christie Fun, Inc. was incorporated under the laws of the State of Delaware on August 14, 1997. To date, Christie Fun's only activities have been organizational ones, directed at developing its business plan and raising its initial capital. Christie Fun has not commenced any commercial operations. Christie Fun has no full-time employees, owns no real estate, and has no assets.

Christie Fun has elected to file this Form 10-SB registration statement on a voluntary basis in order to become a reporting company pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended. Christie Fun is a development stage company, whose business plan is to seek, investigate, and, if warranted, acquire one or more properties or businesses, and to pursue other related activities intended to enhance shareholder value. The acquisition of a business opportunity may take many forms including, among others, a purchase, merger, exchange of stock, or otherwise, and may encompass assets or a business entity, such as a corporation, joint venture, limited liability company or partnership. Christie Fun has very limited capital, and it is unlikely that the Company will be able to take advantage of more than one such business opportunity in the near future. Christie Fun intends to seek opportunities demonstrating the potential of long-term growth as opposed to short-term earnings.

At the present time, the management of Christie Fun has not identified any business opportunity that Christie Fun plans to pursue, nor has Christie Fun reached any agreement or definitive understanding with any person concerning an acquisition.

Prior to the effective date of this registration statement, it is anticipated that Christie Fun's officers, directors, and non-management principal shareholders named herein will contact broker-dealers and other persons with whom they are acquainted and who are involved in corporate finance matters to advise them of Christie Fun's existence and to determine if any companies or businesses they represent have a general interest in considering a merger or acquisition with a development stage company. No direct discussions regarding the possibility of a merger with Christie Fun are expected to occur until after the effective date of this registration statement.

Christie Fun's search for a business opportunity will be directed toward small and medium-sized enterprises which have a desire to become public corporations and which are able to satisfy, or anticipate in the reasonably near future being able to satisfy, the minimum asset requirements in order to qualify shares for trading on a national automated securities quotation system, such as NASDAQ, or on an exchange such as the American Stock Exchange. (See "Investigation and Selection of Business Opportunities" below.)

Christie Fun anticipates that the business opportunities presented to it will
(i) either be in the process of formation, or be recently organized with limited operating history, or a history of losses attributable to under-capitalization or other factors; (ii) be experiencing financial or operating difficulties;
(iii) be in need of funds to develop a new product or service or to expand into a new market; (iv) be relying upon an untested product or marketing concept as a primary source of revenue; or (v) have a combination of the characteristics mentioned in (i) through (iv). Christie Fun intends to concentrate its acquisition efforts on properties or businesses that it believes to be undervalued or that it believes may realize a substantial benefit from being publicly owned. Given the above factors, investors should expect that any acquisition candidate may have little or no operating history, or a history of losses or low profitability.

Christie Fun does not propose to restrict its search for investment opportunities to any particular geographical area or industry, and may, therefore, engage in essentially any business, to the extent of its limited resources. This includes industries such as service, finance, natural resources, manufacturing, high technology, product development, medical, communications and others. Christie Fun's discretion in the selection of business opportunities is unrestricted, subject to the availability of such opportunities, economic conditions, and other factors.

As a consequence of this registration of its securities, any entity which has an interest in being acquired by, or merging into Christie Fun, is expected to be an entity that desires to become a public company and establish a public trading market for its securities. In connection with such a merger or acquisition, it is highly likely that an amount of stock constituting control of Christie Fun would either be issued by Christie Fun or be purchased from the current principal shareholders of Christie Fun by the acquiring entity or its affiliates. If stock is purchased from the current shareholders, the transaction is very likely to be a private transaction rather than a public distribution of securities. Christie Fun will enter into such a transaction with the aim to deliver substantial gains to the current shareholders relative to their purchase price for such stock. The sale of a controlling interest by certain principal shareholders of Christie Fun could occur at a time when the other shareholders of Christie Fun remain subject to restrictions on the transfer of their shares.

Depending upon the nature of the transaction, the current officers and directors of Christie Fun may resign their management positions with Christie Fun in connection with a change in control of Christie Fun or its acquisition of a business opportunity (See, "Form of Acquisition," below). In the event of such a resignation, Christie Fun's current management would not have any control over the conduct of Christie Fun's business following the change in control or Christie Fun's combination with a business opportunity.

It is anticipated that business opportunities will come to Christie Fun's attention from various sources, including its officers and directors, its other stockholders, professional advisors such as attorneys and accountants, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals. Christie Fun has no plans, understandings, agreements, or commitments with any individual for such person to act as a finder of opportunities for Christie Fun.

Christie Fun does not foresee that it would enter into a merger or acquisition transaction with any business with which its principal shareholders, officers or directors is an affiliate or interested stockholder.

INVESTIGATION AND SELECTION OF BUSINESS OPPORTUNITIES

To a large extent, a decision to participate in a specific business opportunity may be based on our management's analysis of the quality of the prospective company's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, the perceived benefit the business opportunity will derive from becoming a publicly-held entity, and numerous other factors which are difficult, if not impossible, to analyze through the application of any objective criteria. In many instances, it is anticipated that the historical operations of a specific business opportunity may not necessarily be indicative of the potential for the future because of the possible need to shift marketing approaches substantially, expand significantly, change product emphasis, change or substantially augment management, or make other changes.

Christie Fun will be dependent upon the owners of a business opportunity to identify any such problems which may exist and to implement, or be primarily responsible for the implementation of, required changes. Because Christie Fun may participate in a business opportunity with a newly organized firm or with a firm which is entering a new phase of growth, Christie Fun will incur further risks, because management in many instances will not have proven its abilities or effectiveness, the eventual market for the products or services of the business opportunity will likely not be established, and the business opportunity may not be profitable when acquired.

It is anticipated that Christie Fun will not be able to diversify, but will essentially be limited to one such venture because of Christie Fun's limited financing. This lack of diversification will not permit Christie Fun to offset potential losses from one business opportunity against profits from another, and should be considered an adverse factor affecting any decision to purchase Christie Fun's securities.

The analysis of business opportunities will be undertaken by or under the supervision of Christie Fun's officers and directors, none of whom are professional business analysts. Although there are no current plans to do so, our management might hire an outside consultant to assist in the investigation and selection of business opportunities, and might pay a finder's fee. Since our management has no current plans to use any outside consultants or advisors to assist in the investigation and selection of business opportunities, no policies have been adopted regarding use of such consultants or advisors, the criteria to be used in selecting such consultants or advisors, the services to be provided, the term of service, or regarding the total amount of fees that may be paid. However, because of the limited resources of Christie Fun, it is likely that any such fee Christie Fun agrees to pay would be paid in stock and not in cash. Otherwise, Christie Fun anticipates that it will consider, among other things, the following factors:

         (1) potential for growth and profitability, indicated by new technology, anticipated market expansion, or new products;

         (2) Christie Fun's perception of how any particular business opportunity will be received by the investment community and by Christie Fun's stockholders;

         (3) whether, following the business combination, the financial condition of the business opportunity would be, or would have a significant prospect in the foreseeable future of becoming sufficient to enable the securities of Christie Fun to qualify for listing on an exchange or on a national automated securities quotation system, such as NASDAQ.

         (4) capital requirements and anticipated availability of required funds to be provided by Christie Fun or from operations, through the sale of additional securities, through joint ventures or similar arrangements, or from other sources;

         (5)      the extent to which the business opportunity can be advanced;

         (6) competitive position as compared to other companies of similar size and experience within the industry segment as well as within the industry as a whole;

         (7) strength and diversity of existing management, or management prospects that are scheduled for recruitment;

         (8) the cost of participation by Christie Fun as compared to the perceived tangible and intangible values and potential; and

         (9) the accessibility of required management expertise, personnel, raw materials, services, professional assistance, and other required items.

In regard to the possibility that the shares of Christie Fun would qualify for listing on NASDAQ, the current standards for initial listing on the SmallCap Market include, among other requirements, that Christie Fun (i) have stockholders' equity of at least $5,000,000, or a market capitalization of $50,000,000, or net income of not less than $750,000 in its latest fiscal year or in two of the last three fiscal years; (ii) have a public float (i.e. shares that are not held by any officer, director or 10% shareholder) of at least 1,000,000 shares; (iii) have a minimum bid price of at least $4.00; (iv) have at least 300 round lot shareholders (i.e. shareholders who own not less than 100 shares); and (v) have an operating history of at least one year or a business opportunities that might be potential candidates for a combination with Christie Fun would not satisfy the NASDAQ listing criteria.

No one of the factors described above will be controlling in the selection of a business opportunity, and management will attempt to analyze all factors appropriate to each opportunity and make a determination based upon reasonable investigative measures and available data. Potentially available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. Potential investors must recognize that, because of Christie Fun's limited capital available for investigation and management's limited experience in business analysis, Christie Fun may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

Christie Fun is unable to predict when it may participate in a business opportunity. It expects, however, that the analysis of specific proposals and the selection of a business opportunity may take several months or more.

Prior to making a decision to participate in a business opportunity, Christie Fun will generally request that it be provided with written materials regarding the business opportunity containing such items as a description of products, services and company history; management resumes; financial information; available projections, with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks, or services marks, or rights thereto; present and proposed forms of compensation to management; a description of transactions between such company and its affiliates during relevant periods; a description of present and required facilities; an analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; audited financial statements, or if they are not available, unaudited financial statements, together with reasonable assurance that audited financial statements would be able to be produced within a reasonable period of time not to exceed 60 days following completion of a merger transaction; and other information deemed relevant.

As part of Christie Fun's investigation, Christie Fun's executive officers and directors may meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of Christie Fun's limited financial resources and management expertise.

Our management believes that various types of potential merger or acquisition candidates might find a business combination with Christie Fun to be attractive. These include acquisition candidates desiring to create a public market for their shares in order to enhance liquidity for current shareholders, acquisition candidates which have long-term plans for raising capital through the public sale of securities and believe that the possible prior existence of a public market for their securities would be beneficial, and acquisition candidates which plan to acquire additional assets through issuance of securities rather than for cash, and believe that the possibility of development of a public market for their securities will be of assistance in that process. Acquisition candidates which have a need for an immediate cash infusion are not likely to find a potential business combination with Christie Fun to be an attractive alternative.

FORM OF ACQUISITION

It is impossible to predict the manner in which Christie Fun may participate in a business opportunity. Specific business opportunities will be reviewed as well as the respective needs and desires of Christie Fun and the promoters of the opportunity and, upon the basis of that review and the relative negotiating strength of Christie Fun and such promoters, the legal structure or method deemed by management to be suitable will be selected. Such structure may include, but is not limited to, leases, purchase and sale agreements, licenses, joint ventures and other contractual arrangements. Christie Fun may act directly or indirectly through an interest in a partnership, corporation or other form of organization. Implementing such structure may require the merger, consolidation or reorganization of Christie Fun with other corporations or forms of business organization. In addition, the present management and stockholders of Christie Fun most likely will not have control of a majority of the voting shares of Christie Fun following a merger or reorganization transaction. As part of such a transaction, Christie Fun's existing directors may resign and new directors may be appointed without any vote by stockholders.

It is likely that Christie Fun will acquire its participation in a business opportunity through the issuance of its Common Stock or other securities of Christie Fun. Although the terms of any such transaction cannot be predicted, it should be noted that in certain circumstances the criteria for determining whether or not an acquisition is a so-called "tax free" reorganization under the Internal Revenue Code of 1986, as amended, depends upon the issuance to the stockholders of the acquired company of a controlling interest (i.e. 80% or more) of the common stock of the combined entities immediately following the reorganization. If a transaction were structured to take advantage of these provisions rather than other "tax free" provisions provided under the Internal Revenue Code of 1986, as amended, Christie Fun's current stockholders would retain in the aggregate 20% or less of the total issued and outstanding shares. This could result in substantial additional dilution in the equity of those who were stockholders of Christie Fun prior to such reorganization. Any such issuance of additional shares might also be done simultaneously with a sale or transfer of shares representing a controlling interest in Christie Fun by the current officers, directors and principal shareholders.

It is anticipated that any new securities issued in any reorganization would be issued in reliance upon exemptions, if any are available, from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of the transaction, Christie Fun may agree to register such securities either at the time the transaction is consummated, or under certain conditions at specified times thereafter. The issuance of substantial additional securities and their potential sale into any trading market that might develop in Christie Fun's securities may have a depressive effect upon such market.

In a letter set forth from Mr. Richard Wulff (Office of Small Business of the SEC) to Mr. Ken Worm, (Assistant Director OTC Compliance Unit, NASD Regulation, Inc.) on January 21, 2000, Mr. Wulff states that securities issued from a blank check company, "both before and after the business combination or transaction with an operating entity or other person, the promoters or affiliates of blank check companies, as well as their transferees, are 'underwriters'." Mr. Wulff's letter indicates that "the securities involved can only be resold through registration under the Securities Act." Rule 144 would not be available for resale transactions in such a situation, regardless of technical compliance with that rule, because such transactions would appear to be designed to distribute or redistribute securities to the public without compliance with the registration requirements of the Securities Act of 1933, as amended.

Christie Fun will participate in a business opportunity only after the negotiation and execution of a written agreement. Although the terms of such agreement cannot be predicted, generally such an agreement would require specific representations and warranties by all of the parties thereto, specify certain events of default, detail the terms of closing and the conditions which must be satisfied by each of the parties thereto prior to such closing, outline the manner of bearing costs if the transaction is not closed, set forth remedies upon default, and include miscellaneous other terms.

As a general matter, Christie Fun anticipates that it, and/or its principal shareholders will enter into a letter of intent with the management, principals or owners of a prospective business opportunity prior to signing a binding agreement. Such a letter of intent will set forth the terms of the proposed acquisition but will not bind any of the parties to consummate the transaction. Execution of a letter of intent will by no means indicates that consummation of an acquisition is probable. Neither Christie Fun nor any of the other parties to the letter of intent will be bound to consummate the acquisition unless and until a definitive agreement concerning the acquisition as described in the preceding paragraph is executed. Even after a definitive agreement is executed, it is possible that the acquisition would not be consummated should any party elect to exercise any right provided in the agreement to terminate it on specified grounds.

It is anticipated that the investigation of specific business opportunities and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and others. If a decision is made not to participate in a specific business opportunity, the costs theretofore incurred in the related investigation would not be recoverable. Moreover, because many providers of goods and services require compensation at the time or soon after the goods and services are provided, the inability of Christie Fun to pay until an indeterminate future time may make it impossible to procure goods and services.

INVESTMENT COMPANY ACT AND OTHER REGULATIONS

Christie Fun may participate in a business opportunity by purchasing, trading or selling the securities of such business. Christie Fun does not, however, intend to engage primarily in such activities. Specifically, Christie Fun intends to conduct its activities so as to avoid being classified as an "investment company" under the Investment Company Act of 1940 (the "Investment Act"), and therefore to avoid application of the costly and restrictive registration and other provisions of the Investment Act, and the regulations promulgated thereunder.

Christie Fun's plan of business may involve changes in its capital structure, management, control and business, especially if it consummates a reorganization as discussed above. Each of these areas is regulated by the Investment Act, in order to protect purchasers of investment company securities. Since Christie Fun will not register as an investment company, stockholders will not be afforded these protections.

Any securities which Christie Fun might acquire in exchange for its Common Stock are expected to be "restricted securities" within the meaning of the Securities Act of 1933, as amended (the "Act"). Although the plan of operation does not contemplate resale of securities acquired, if such a sale were to be necessary, Christie Fun would be required to comply with the provisions of the Act to effect such resale.

An acquisition made by Christie Fun may be in an industry which is regulated or licensed by federal, state or local authorities. Compliance with such regulations can be expected to be a time-consuming and expensive process.

COMPETITION

Christie Fun expects to encounter substantial competition in its efforts to locate attractive opportunities, primarily from business development companies, venture capital partnerships and corporations, venture capital affiliates of large industrial and financial companies, small investment companies, and wealthy individuals. Many of these entities may have significantly greater experience, resources and managerial capabilities than Christie Fun and in that event, will be in a better position than Christie Fun to obtain access to attractive business opportunities. Christie Fun also will experience competition from other public development stage companies, many of which may have more funds available than does Christie Fun, and from several other development stage companies formed by management of Christie Fun.

ADMINISTRATIVE OFFICES

Christie Fun currently maintains a mailing address at P.O. Box 110310, Naples, Florida 34108-0106. Christie Fun's telephone number is (239) 598-2300. Other than this mailing address, Christie Fun does not currently maintain any other office facilities, and does not anticipate the need for maintaining office facilities at any time in the foreseeable future. Christie Fun pays no rent or other fees for the use of this mailing address.

EMPLOYEES

Christie Fun is in the development stage and currently has no employees. Management of Christie Fun expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS.

Christie Fun remains in the development stage and, since inception, has experienced no significant change in liquidity or capital resources or stockholder's equity other than the receipt of proceeds in the amount of $10,058 from its inside capitalization funds. Christie Fun has an accumulated deficit at June 30, 2004, of $10,058. Christie Fun's balance sheet for the period of August 14, 1997 (inception) through June 30, 2004, reflects a current and total asset value of $0.

Plan of Operations

During its current fiscal year ending December 31, 2004, Christie Fun plans to complete its registration under the Securities Exchange Act of 1934, as amended, and thereafter to initiate efforts to locate a suitable business acquisition candidate. There is no assurance as to when or whether Christie Fun will locate a suitable business acquisition candidate or complete a business acquisition transaction.

Need for Additional Capital

Christie Fun believes that it will require additional capital in the amount of approximately $10,000 in order to pay the costs associated with completion and filing of this registration statement on Form 10SB and the costs associated with compliance with its continuing reporting obligations under the Securities Exchange Act of 1934, as amended, for the fiscal year ending December 31, 2004.

Regardless of whether Christie Fun's cash assets prove to be adequate to meet Christie Fun's operational needs, Christie Fun might seek to compensate providers of services by issuances of stock in lieu of cash. For information as to Christie Fun's policy in regard to payment for consulting services, see "Certain Relationships and Related Transactions."

ITEM 3.  DESCRIPTION OF PROPERTY.

Christie Fun currently maintains a mailing address at P.O. Box 110310, Naples, Florida 34108-0106. Christie Fun pays no rent for the use of this mailing address. Christie Fun does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out its plan of operations described herein. Christie Fun's telephone number is (239) 598-2300.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

As of the date of this registration statement on Form 10SB, Christie Fun has a total of 2,647,640 shares of common stock issued and outstanding. The following table sets forth, as of the date of this Registration Statement, the number of shares of Common Stock owned of record and beneficially by executive officers, directors and persons who hold 5% or more of the outstanding Common Stock of Christie Fun. Also included are the shares held by all executive officers and directors as a group.

                                         Number of Shares       Percent of Class
 Name and Address                       Owned Beneficially           Owned
 ----------------                       ------------------      ----------------

 Mid-Continental Securities Corp.              978,090               36.9%

 Glen Little                                 1,100,000               41.5%

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

The directors and executive officers currently serving Christie Fun are as follows:

     Name                          Age               Positions held and tenure
     ----                          ---               -------------------------
James Charles                       61               President
Dominick Pope                       72               Secretary and a director
Milton Polland                      91               Director

The directors named above will serve until the next annual meeting of Christie Fun's stockholders. Thereafter, directors will be elected for one-year terms at the annual stockholders' meeting. Officers will hold their positions at the pleasure of the board of directors, absent any employment agreement, of which none currently exists or is contemplated. There is no arrangement or understanding between any of the directors or officers of Christie Fun and any other person pursuant to which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current directors to Christie Fun's board. There are also no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of Christie Fun's affairs.

The directors and officers will devote their time to Christie Fun's affairs on an "as needed" basis, which, depending on the circumstances, could amount to as little as two hours per month, or more than forty hours per month, but more than likely will fall within the range of five to ten hours per month. There are no agreements or understandings for any officer or director to resign at the request of another person, and none of the officers or directors are acting on behalf of, or will act at the direction of, any other person.

Biographical Information

James J. Charles, President/Director, is a financial executive. Since January 15, 1999 he has been the Sr. vice President Finance and Chief financial Officer of ATEC Group, Inc. From 1994 to 1998 he was a financial consultant to several public companies including ATEC. From 1991 to 1994 he was the Chief Financial Officer of Caribbean Printing Industries. From 1966 to 1992 he was a partner with Ernst & Young.

Dominick Pope, Director, has been a Director of the Company since inception. Mr. Pope has been Secretary and a Director of Arrow Capital Group, Inc. since May,1997. Mr. Pope is also Secretary and a Director of F-Pack International Inc. Mr. Pope attended the Baruch School of Business at the City University of New York, and is a founder of Intercom Technologies, Inc, serving as President and Chairman of the Board of Directors since 1977 and Treasurer since March 1985 until his resignation in April 1998. Mr. Pope is presently a Director of L.J. Loeffler In House Communications, Inc.

Milton Polland, Director, Mr. Polland has been a director of the Company since August 1997. He attended Marquette University and received a law degree from the Milwaukee School of Law. He has a wide range of experience and contacts. From 1992 to the present, Mr. Polland has been Ambassador for the Republic of the Marshall Islands, Ambassador to Mexico from the Marshall Islands; from 1989 to 1996, he was Chairman of the Board of Pacific Intermediaries, Inc. From 1988 to 1996, he was Board member of Airline of the Marshall Islands; from 1981 to 1995, Mr. Polland was Special Envoy to the President of the Marshall Islands, as well as President and Chairman of the Board of Pacific Casualty Insurance Co., Ltd. From 1952 to 1990, he owned The Polland Company, Ltd., Actuarial and Management Consulting. From 1988 to 1990, he was a board member of The Wilshire Bank, Los Angeles, CA; from 1965 to 1967, Mr. Polland was President and Chairman of the Board, Union Trust Life Insurance. From 1965 to 1967 he was President and Chairman of the Board, Missouri Fidelity and Surety Trust Life Insurance. From 1960 to 1973 Mr. Polland was President and Chairman of the Board, Summit Fidelity and Surety Company of Ohio, Summit Guarantee Corporation of Delaware. From 1970 to 1972 he was Director, Inter-American marketing association, Latin American group, Washington, D.C.; from 1966 to 1971, he was Partner of former Governor Goodwin J. Knight with Knight and Polland Business and Financial Consultants, and from 1961 to 1968 he was a member of Export Expansion, U.S. Dept. of Commerce, appointment by President John F. Kennedy and Commerce Secretary, Luther Hodges.

Other Activities

Each of the Company's officers and directors is also an officer and director of other blind pool or blank check companies. The Company and each of these other entities will be in competition with each other for prospective companies to acquire. See "Conflicts of Interest" below.

Until March 31, 2003, James Charles was the president and a director of Medianet Group Technology, Inc. (formerly known as Clamshell Enterprises, Inc.) the common stock of which is traded on the Over-the-Counter Bulletin Board under the symbol MEDG. Until August 13, 2004, he was the president of Sheffield Products, Inc. Until April 29, 2002, he was the secretary of Easton, Inc.

 Name of Company         Date of Registration   Business Combinations       Current Operating
                         (File Number); Status                              Status
 ----------------------  ---------------------  --------------------------  ---------------------
 Easton, Inc.            Easton filed a         On April 29, 2002, Easton   Easton has no
                         Form 10SB 12G with     entered into a business     operations, at
                         the SEC on December    combination, resulting, in  present.
                         5, 2000 (000-32059)    a change in control of
                         which became           Easton pursuant to which
                         effective in February  Bancorp Intertrade Group,
                         2001. Easton ceased    Inc., a Nevada
                         to be a reporting      corporation, purchased 80%
                         company and made its   of the issued and
                         last filing to date    outstanding securities of
                         on November 13, 2002.  Easton.

 ----------------------  ---------------------  --------------------------  ---------------------

 Medianet Group          Medianet filed a Form  On March 31, 2003,          According to the
 Technology, Inc.        10SB 12G with the SEC  Medianet (then Known as     quarterly report of
 formerly known as       on May 5, 2002         Clamshell Enterprises,      Medianet filed on
 Clamshell Enterprises,  (000-49801) which      Inc.) acquired all of the   Form 10-QSB with the
 Inc.                    became effective in    issued and outstanding      SEC on August 10,
                         September 2002.        common stock of             2004, Medianet is an
                         Medianet filed a       Shutterport, Inc., a        operating company in
                         quarterly report on    Florida corporation. As a   the field of
                         Form 10-QSB with the   result of this              software development.
                         SEC on November 15,    transaction, Shutterport
                         2004.                  became a wholly-owned
                                                subsidiary of Medianet.


 Name of Company         Date of Registration   Business Combinations       Current Operating
                         (File Number); Status                              Status
 ----------------------  ---------------------  --------------------------  ---------------------
 Sheffield Products,     Sheffield Products     On July 21, 2004, there     Sheffield Products
 Inc.                    filed Form 10SB 12G    was a change in control of  is primarily engaged
                         with the SEC on        Sheffield Products as a     in the business of
                         September 12, 2002     result of closing under a   providing satellite
                         (000-50002) which      Stock Purchase Agreement    internet connections
                         became effective in    dated July 21, 2004.        to customers in the
                         November 2002.         Strong Win Limited, a       Asia Pacific region,
                         Sheffield Products     British Virgin Islands      including Hong
                         filed its most recent  corporation acquired a      Kong, Singapore,
                         quarterly report on    total of 6,076,116 shares,  Indonesia,
                         Form 10-QSB with the   or approximately 90% of     Bangladesh, Pakistan
                         SEC on August 13,      the Company's issued and    and Mongolia.
                         2004.                  outstanding common stock.
                                                On August 13, 2004,
                                                Sheffield Products
                                                completed a share exchange
                                                transaction with Digital
                                                Network Alliance Holdings
                                                (BVI) Inc., a British
                                                Virgin Islands corporation
                                                and the individual
                                                shareholders of Digital,
                                                pursuant to which
                                                Sheffield Products
                                                acquired 10,000 shares of
                                                Digital, representing 100%
                                                of its issued and
                                                outstanding common stock,
                                                in exchange for the
                                                issuance of 13,248,760
                                                shares of Sheffield
                                                Products's common stock.
                                                As a result of completion
                                                of the share exchange
                                                transaction Digital became
                                                the wholly-owned
                                                subsidiary of Sheffield
                                                Products.

 ----------------------  ---------------------  --------------------------  ---------------------

 Studio II Productions,  Studio II Productions  none to date                Studio II
 Inc.                    filed Form 10SB 12G                                Productions
                         with the SEC on                                    activities to date
                         September 12, 2002                                 have been primarily
                         (000-50000) which                                  directed towards the
                         became effective in                                raising of capital
                         November 2002. Studio                              and seeking business
                         II Productions filed                               opportunities.
                         it most recent
                         quarterly report on
                         Form 10-QSB with the
                         SEC on November 23,
                         2004.

         Until March 26, 2001, Dominick Pope was the president and director of Agronix Inc. (formerly RCA Trading, Inc.). Until November 13, 2002, he was the president and director of BidGive International, Inc. (formerly Rofle Enterprises, Inc.). He is president and director of Studio II Productions, Inc. and is the secretary and director of F Pack, Inc.

 Name of Company         Date of Registration   Business Combinations       Current Operating
                         (File Number); Status                              Status
 ----------------------  ---------------------  --------------------------  ---------------------
 Agronix Inc.            Agronix filed a Form   On March 26, 2001, Agronix  According to its most
                         10SB 12G with the SEC  Inc. (at the time named,    recent 10-QSB filed
                         on May 17, 2000        RCA Trading Co.) completed  with the SEC on
                         (000-30790) which      a share exchange between    November 12, 2004,
                         became effective in    Agronix and American Waste  Agronix is engaged in
                         July 2000. It filed    Recovery, Inc., a Nevada    the acquisition,
                         its latest quarterly   Corporation, pursuant to    development and
                         report on Form 10-QSB  which Agronix acquired      implementation of
                         on November 12, 2004.  100% of the issued and      technologies that
                                                outstanding common stock    convert organic
                                                of American Waste Recovery  residues into
                                                in exchange for the         agricultural products
                                                issuance of 6,622,250       such as growth
                                                shares of its stock.        substrates, organic
                                                                            fertilizers, soil
                                                                            amendments and
                                                                            chemical commodities
                                                                            for agriculture and
                                                                            industry use.

 ----------------------  ---------------------  --------------------------  ---------------------

 BidGive International,  BidGive filed Form     On April 12, 2004,          According to its most
 Inc.                    10SB 12G with the SEC  BidGive, then operating     recent 10-QSB filed
                         on September 12, 2002  under the name, Rolfe       with the SEC on
                         (000-49999) which      Enterprises, Inc., was      November 15, 2004,
                         became effective in    merged with and into        BidGive's primary
                         November 2002.         BidGive International, a    operations are in the
                         BidGive filed its      Delaware corporation with   online discount
                         most recent quarterly  the surviving entity        retail, dining and
                         report on Form 10-QSB  (formerly Rolfe             travel
                         with the SEC on        Enterprises) changing its   certificates/credits,
                         November 15, 2004 and  name to BidGive             and discount local and
                         most recently filed a  International, Inc."        long distance
                         Form SB2/A on                                      telephone service.
                         November 16, 2004.

 ----------------------  ---------------------  --------------------------  ---------------------

 F Pack, Inc.            F Pack, Inc. filed a   none to date                F Pack activities to
                         Form 10SB 12G with                                 date have been
                         the SEC on October 6,                              primarily directed
                         2000 (000-31725)                                   towards the raising of
                         which was withdawn on                              capital and seeking
                         November 27, 2000.                                 business opportunities.


 Name of Company         Date of Registration   Business Combinations       Current Operating
                         (File Number); Status                              Status
 ----------------------  ---------------------  --------------------------  ---------------------
 Studio II Productions,  Studio II filed Form   none to date                Studio II Productions
 Inc.                    10SB 12G with the SEC                              activities to date
                         on September 12, 2002                              have been primarily
                         (000-50000) which                                  directed towards the
                         became effective in                                raising of capital and
                         November 2002. Studio                              seeking business
                         II Productions filed                               opportunities.
                         it most recent
                         quarterly report on
                         Form 10-QSB with the
                         SEC on November 23,
                         2004.

         Milton Polland is a director of Mid-Am systems, Inc. and Studio II Productions, Inc.

 Name of Company         Date of Registration   Business Combinations       Current Operating
                         (File Number); Status                              Status
 ----------------------  ---------------------  --------------------------  ---------------------
 Mid-Am Systems, Inc.    Mid-Am Systems filed   none to date                Mid-Am Systems
                         Form 10SB 12G with                                 activities to date
                         the SEC on September                               have  been primarily
                         12, 2002 (000-50001)                               directed towards
                         which became                                       the  raising  of
                         effective in November                              capital and seeking
                         2002. Mid-Am Systems                               business
                         filed it most recent                               opportunities.
                         quarterly report on
                         Form 10-QSB with the
                         SEC on November 23,
                         2004.

 ----------------------  ---------------------  --------------------------  ---------------------

 Studio II Productions,  Studio II Productions  none to date                Studio II
 Inc.                    filed Form 10SB 12G                                Productions
                         with the SEC on                                    activities to date
                         September 12, 2002                                 have been primarily
                         (000-50000) which                                  directed towards the
                         became effective in                                raising of capital
                         November 2002. Studio                              and seeking business
                         II Productions filed                               opportunities.
                         it most recent
                         quarterly report on
                         Form 10-QSB with the
                         SEC on November 23,
                         2004.

ITEM 6.  EXECUTIVE COMPENSATION.

No officer or director has received any remuneration or compensation from Christie Fun. Until Christie Fun acquires additional capital, it is not anticipated that any officer or director will receive additional compensation from Christie Fun other than reimbursement for out-of-pocket expenses incurred on behalf of Christie Fun. See, "Certain Relationships and Related Transactions" below. Christie Fun has no stock option, retirement, pension, or profit-sharing programs for the benefit of directors, officers or other employees, but the Board of Directors may recommend adoption of one or more such programs in the future.

Christie Fun may employ a spouse of an officer or director, or an employee of a company owned by an officer or director, to perform administrative or secretarial services required by Christie Fun. Such individuals would be paid standard, "going rate" hourly compensation for services rendered.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

No officer, director, promoter, or affiliate of Christie Fun has, or proposes to have, any direct or indirect material interest in any asset proposed to be acquired by Christie Fun through security holdings, contracts, options, or otherwise. Christie Fun has adopted a policy under which any consulting or finder's fee that may be paid to a third party for consulting services to assist management in evaluating a prospective business opportunity would be paid in stock rather than in cash. Any such issuance of stock would be made on an ad hoc basis. Accordingly, Christie Fun is unable to predict whether, or in what amount, such a stock issuance might be made.

It is not currently anticipated that any salary, consulting fee, or finder's fee shall be paid to any of Christie Fun's directors or executive officers, or to any other affiliate of Christie Fun except as described under "Executive Compensation" above.

Christie Fun does not maintain an office, but it does maintain a mailing address at P.O. Box 110301, Naples, Florida 34108-0106, for which it pays no rent, and for which it does not anticipate paying rent in the future. It is likely that Christie Fun will not establish an office until it has completed a business acquisition transaction, but it is not possible to predict what arrangements will actually be made with respect to future office facilities.

Although management has no current plans to cause Christie Fun to do so, it is possible that Christie Fun may enter into an agreement with an acquisition candidate requiring the sale of all or a portion of the Common Stock held by Christie Fun's current stockholders to the acquisition candidate or principals thereof, or to other individuals or business entities, or requiring some other form of payment to Christie Fun's current stockholders, or requiring the future employment of specified officers and payment of salaries to them. It is more likely than not that any sale of securities by Christie Fun's current stockholders to an acquisition candidate would be at a price substantially higher than that originally paid by such stockholders. Any payment to current stockholders in the context of an acquisition involving Christie Fun would be determined entirely by the largely unforeseeable terms of a future agreement with an unidentified business entity.

ITEM 8.  DESCRIPTION OF SECURITIES.

Common Stock

Christie Fun's Articles of Incorporation authorize the issuance of 10,000,000 shares of Common Stock. Each record holder of Common Stock is entitled to one vote for each share held on all matters properly submitted to the stockholders for their vote. In the election of Directors, a plurality of the votes cast shall elect. In all other matters, the action shall be approved if the number of votes cast in favor of the action exceed the number of votes cast in opposition to the action.

Holders of outstanding shares of Common Stock have no preemptive, conversion or redemptive rights. All of the issued and outstanding shares of Common Stock are, and all unissued shares when offered and sold will be, duly authorized, validly issued, fully paid, and nonassessable. To the extent that additional shares of Christie Fun's Common Stock are issued, the relative interests of then existing stockholders may be diluted.

Transfer Agent

Christie Fun's transfer agent is Nevada Agency & Trust Company, 50 West Liberty Street, Reno, Nevada 89501. The phone number is 775-322-0626.

Reports to Stockholders

Christie Fun plans to furnish its stockholders with an annual report for the fiscal year ending December 31, 2004 containing financial statements audited by its independent certified public accountants. In the event Christie Fun enters into a business combination with another company, it is the present intention of management to continue furnishing annual reports to stockholders.

Additionally, Christie Fun may, in its sole discretion, issue unaudited quarterly or other interim reports to its stockholders when it deems appropriate. Christie Fun intends to comply with the periodic reporting requirements of the Securities Exchange Act of 1934.

                                     PART II

ITEM 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

No public trading market exists for Christie Fun's securities and all of its outstanding securities are restricted securities as defined in Rule 144. As of the date of this registration statement, there are approximately 28 holders of record of Christie Fun's common stock. No dividends have been paid to date and Christie Fun's Board of Directors does not anticipate paying dividends in the foreseeable future.

In a letter set forth from Mr. Richard Wulff (Office of Small Business of the SEC) to Mr. Ken Worm, (Assistant Director OTC Compliance Unit, NASD Regulation, Inc.) on January 21, 2000, Mr. Wulff states that securities issued from a blank check company, "both before and after the business combination or transaction with an operating entity or other person, the promoters or affiliates of blank check companies, as well as their transferees, are 'underwriters'." Mr. Wulff's letter indicates that "the securities involved can only be resold through registration under the Securities Act." Rule 144 would not be available for resale transactions in such a situation, regardless of technical compliance with that rule, because such transactions would appear to be designed to distribute or redistribute securities to the public without compliance with the registration requirements of the Securities Act of 1933, as amended.

ITEM 2.  LEGAL PROCEEDINGS

Christie Fun is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.

No director, officer or affiliate of Christie Fun, and no owner of record or beneficial owner of more than 5.0% of the securities of Christie Fun, or any associate of any such director, officer or security holder is a party adverse to Christie Fun or has a material interest adverse to Christie Fun in reference to pending litigation.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

Not applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES.

There have been no sales of the Company's unregistered securities since April 15, 2000.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Christie Fun's Articles of Incorporation and Bylaws do not include provisions requiring Christie Fun to provide indemnification for officers, directors, and other persons. However, under the terms of Delaware General Corporation Law, Christie Fun has the power to indemnify any person who is or was a party to any proceeding by reason of the fact that he or she is or was serving as an officer, director, employee or agent of Christie Fun. Christie Fun may not provide such indemnification unless the person seeking it acted in good faith, and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of Christie Fun and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or persons controlling Christie Fun pursuant to the foregoing provisions, Christie Fun has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

                                    PART F/S

                               CHRISTIE FUN, INC.
                        (A Development Stage Enterprise)

                  INDEX TO JUNE 30, 2004 FINANCIAL STATEMENTS

Balance Sheet ................................................................18

Statements of Operations
(six month and three month periods ended June 30, 2004 and 2003) .............19

Statement of Changes in Stockholders' Equity (Deficit)
(from August 14, 1997, date of inception, to June 30, 2004) ..................20

Statements of Cash Flows
(six month periods ended June 30, 2004 and 2003) .............................21


Notes to Financial Statements .............................................22-23


           INDEX TO FINANCIAL STATEMENTS as of December 31, 2003 and for the years ended December 31, 2003 and 2002

Report of Independent Public Accountants .....................................24

Balance Sheet ................................................................25

Statements of Operations .....................................................26

Statement of Changes in Stockholders' Equity (Deficit) .......................27

Statements of Cash Flows .....................................................28

Notes to Financial Statements ................................................29

                               CHRISTIE FUN, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                            BALANCE SHEET (UNAUDITED)


                                                                       June 30,
                                                                         2004
                                                                       --------
                                     ASSETS

Current assets:
    Cash ..........................................................    $      -
    Loans receivable ..............................................           -
                                                                       --------
           Total current assets ...................................           -
                                                                       --------

           Total assets ...........................................    $      -
                                                                       ========

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
    Accounts payable ..............................................    $      -
    Shareholder loan payable ......................................           -
                                                                       --------
           Total current liabilities ..............................           -


Stockholders' equity (deficit):
    Common stock, $.001 par value; 10,000,000 shares
         authorized, 2,647,640 shares issued and outstanding ......       2,648
    Additional paid-in capital ....................................       7,410
    Deficit accumulated during the development stage ..............     (10,058)
                                                                       --------
           Total stockholders' equity (deficit) ...................           -
                                                                       --------

    Total liabilities and  stockholders' equity (deficit) .........    $      -
                                                                       ========

See notes to unaudited financial statements.

                                        CHRISTIE FUN, INC.
                                 (A DEVELOPMENT STAGE ENTERPRISE)
                               STATEMENTS OF OPERATIONS (UNAUDITED)

                               Six months ended         Three months ended
                                    June 30,                  June 30,           August 14, 1997
                            -----------------------   -----------------------  (date of inception)
                               2004         2003         2004         2003      to June 30, 2004
                            ----------   ----------   ----------   ----------  -------------------
Revenues .................  $        -   $        -   $        -   $        -       $      -

Expenses:
     General and
       administrative ....           -            -            -            -         10,058
                            ----------   ----------   ----------   ----------       --------

Net loss before taxes ....           -            -            -            -        (10,058)

Provision for income taxes           -            -            -            -              -
                            ----------   ----------   ----------   ----------       --------

         Net loss ........  $        -   $        -   $        -   $        -       $(10,058)
                            ==========   ==========   ==========   ==========       ========

Loss per share ...........  $      .00   $      .00   $      .00   $      .00
                            ==========   ==========   ==========   ==========

Weighted average common
     shares outstanding ..   2,647,640    2,647,640    2,647,640    2,647,640
                            ==========   ==========   ==========   ==========

See notes to unaudited financial statements.

                                                19

                                         CHRISTIE FUN, INC.
                                  (A DEVELOPMENT STAGE ENTERPRISE)
                      STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
                     FROM AUGUST 14, 1997 (DATE OF INCEPTION) TO JUNE 30, 2004

                                         Common Stock         Additional
                                    ----------------------     Paid-In    Accumulated
                                      Shares       Amount      Capital      Deficit        Total
                                    ---------    ---------    ---------    ---------      -------
Balance at August 14, 1997
   (Date of Inception) .........            -    $       -    $       -    $       -      $     -
   Common stock issued for cash       670,610          671            -            -          671
   Net loss ....................            -            -            -         (671)        (671)
                                    ---------    ---------    ---------    ---------      -------
Balance at December 31, 1997 ...      670,610          671            -         (671)           -


   Net loss ....................            -            -            -            -            -
                                    ---------    ---------    ---------    ---------      -------
Balance at December 31, 1998 ...      670,610          671            -         (671)           -


   Common stock for services ...      222,280          222            -            -          222
   Common stock issued for cash     1,706,500        1,707        1,483            -        3,190
   Net loss ....................            -            -            -       (1,462)      (1,462)
                                    ---------    ---------    ---------    ---------      -------
Balance at December 31, 1999 ...    2,599,390        2,600        1,483       (2,133)       1,950


   Common stock issued for cash        48,250           48        3,427            -        3,475
   Net loss ....................            -            -            -       (3,158)      (3,158)
                                    ---------    ---------    ---------    ---------      -------
Balance at December 31, 2000 ...    2,647,640        2,648        4,910       (5,291)       2,267


   Net loss ....................            -            -            -       (2,267)      (2,267)
                                    ---------    ---------    ---------    ---------      -------
Balance at December 31, 2001 ...    2,647,640        2,648        4,910       (7,558)           -


   Capital contribution ........            -            -        2,500            -        2,500
   Net loss ....................            -            -            -       (2,500)      (2,500)
                                    ---------    ---------    ---------    ---------      -------
Balance at December 31, 2002 ...    2,647,640        2,648        7,410      (10,058)           -


   Net loss ....................            -            -            -            -            -
                                    ---------    ---------    ---------    ---------      -------
Balance at December 31, 2003 ...    2,647,640        2,648        7,410      (10,058)           -


   Net loss ....................            -            -            -            -            -
                                    ---------    ---------    ---------    ---------      -------
Balance at June 30, 2004 .......    2,647,640    $   2,648    $   7,410    $ (10,058)     $     -
                                    =========    =========    =========    =========      =======

See notes to unaudited financial statements.

                                                20

                                        CHRISTIE FUN, INC.
                                 (A DEVELOPMENT STAGE ENTERPRISE)
                               STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                        Six months ended
                                                            June 30,             August 14, 1997
                                                        ----------------       (date of inception)
                                                        2004        2003        to June 30, 2004
                                                        ----        ----       -------------------
Cash flows from operating activities:
     Net loss ......................................    $  -        $  -            $(10,058)
     Adjustments to reconcile net loss to net
         cash flows from operating activities:
        Changes in operating assets & liabilities
         Stock issued for services .................       -           -                 893
                                                        ----        ----            --------
Net cash flows from operating activities ...........       -           -              (9,165)
                                                        ----        ----            --------

Cash flows from financing activities:
     Capital contributions .........................       -           -               2,500
     Issuance of common stock ......................       -           -               6,665
                                                        ----        ----            --------
Net cash flows from financing activities ...........       -           -               9,165
                                                        ----        ----            --------

Net change in cash .................................       -           -                   -
Cash at beginning of period ........................       -           -                   -
                                                        ----        ----            --------
Cash at end of period ..............................    $  -        $  -            $      -
                                                        ====        ====            ========

See notes to unaudited financial statements.

                                                21

                               CHRISTIE FUN, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                    NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
                             JUNE 30, 2004 AND 2003

1.     Summary of Significant Accounting Policies

       Quarterly Financial Statements

       The accompanying unaudited financial statements have been prepared in accordance with the instructions to Form 10-QSB but do not include all of the information and footnotes required by generally accepted accounting principles and should, therefore, be read in conjunction with the Company's 2003 financial statements in Form 10-KSB. These statements do include all normal recurring adjustments which the Company believes necessary for a fair presentation of the statements. The interim operating results are not necessarily indicative of the results for a full year.

       Description of Business

       Christie Fun, Inc. (a development stage enterprise) (the Company) was formed on August 14, 1997. The Company's activities to date have been primarily directed towards the raising of capital and seeking business opportunities.

       Estimates and Assumptions

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

       Earnings Per Share

       Basic earnings per common share are computed by dividing net income
       (loss) by the weighted average number of shares of common stock outstanding during the period. Due to net losses, potentially dilutive securities would be antidilutive and are therefore not included.

       Income Taxes

       Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

       There is no provision for income taxes due to continuing losses. At June 30, 2004, the Company has net operating loss carryforwards for tax purposes of approximately $10,000, which expire through 2023. The Company has recorded a valuation allowance that fully offsets deferred tax assets arising from net operating loss carryforwards because the likelihood of the realization of the benefit cannot be established. The Internal Revenue Code contains provisions that may limit the net operating loss carryforwards available if significant changes in stockholder ownership of the Company occur.

CHILD, SULLIVAN & COMPANY
A PROFESSIONAL CORPORATION OF CERTIFIED PUBLIC ACCOUNTANTS
1284 W. FLINT MEADOW DR., SUITE D, KAYSVILLE, U T 84037
PHONE: (801) 927-1337    FAX: (801) 927-1344
________________________________________________________________________________


                          INDEPENDENT AUDITORS' REPORT

To The Stockholders
Christie Fun, Inc.

We have audited the accompanying balance sheet of Christie Fun, Inc. (a development stage enterprise) as of December 31, 2003, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 2003 and 2002, and for the period from August 14, 1997 (date of inception) to December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America and in accordance with the standards of the Public Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Christie Fun, Inc. (a development stage enterprise) as of December 31, 2003, and the results of its operations and its cash for the years ended December 31, 2003 and 2002, and for the period from August 14, 1997 (date of inception) to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ Child, Sullivan and Company

Child, Sullivan and Company
Salt Lake City, Utah
June 18, 2004

                               CHRISTIE FUN, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                                  BALANCE SHEET


                                                                    December 31,
                                                                        2003
                                                                    ------------
                                     ASSETS

Current assets:
    Cash ......................................................      $      -
    Shareholder receivable ....................................             -
                                                                     --------
           Total current assets ...............................             -
                                                                     --------
           Total assets .......................................      $      -
                                                                     ========


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
    Accounts payable ..........................................      $      -
    Payable to shareholder ....................................             -
                                                                     --------
           Total current liabilities ..........................             -

Stockholders' equity (deficit):
    Common stock, $.001 par value; 10,000,000 shares
         authorized, 2,647,640 shares issued and outstanding ..         2,648
    Additional paid-in capital ................................         7,410
    Deficit accumulated during the development stage ..........       (10,058)
                                                                     --------
           Total stockholders' equity (deficit) ...............             -
                                                                     --------
    Total liabilities and  stockholders' equity (deficit) .....      $      -
                                                                     ========

See notes to financial statements.

                               CHRISTIE FUN, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                            STATEMENTS OF OPERATIONS


                                        December 31,           August 14, 1997
                                 ------------------------   (date of inception)
                                    2003         2002       to December 31, 2003
                                 ----------    ----------   --------------------

Revenues ......................  $        -    $        -        $      -

Expenses:
     General and administrative           -         2,500          10,058
                                 ----------    ----------        --------

Net loss before taxes .........           -        (2,500)        (10,058)

Provision for income taxes ....           -             -               -
                                 ----------    ----------        --------

         Net loss .............  $        -    $   (2,500)       $(10,058)
                                 ==========    ==========        ========

Loss per share ................  $     (.00)   $     (.00)
                                 ==========    ==========

Weighted average common
     shares outstanding .......   2,647,640     2,647,640
                                 ==========    ==========

See notes to financial statements.

                                         CHRISTIE FUN, INC.
                                  (A DEVELOPMENT STAGE ENTERPRISE)
                            STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                    FROM AUGUST 14, 1997 (DATE OF INCEPTION) TO DECEMBER 31, 2003

                                        Common Stock         Additional
                                    ---------------------     Paid-In     Accumulated
                                      Shares       Amount     Capital       Deficit        Total
                                    ---------      ------    ----------   -----------     -------
Balance at August 14, 1997
(Date of Inception) ............            -      $    -      $    -      $      -       $     -
Common stock for services ......      670,610         671           -             -           671
Net loss .......................            -           -           -          (671)         (671)
                                    ---------      ------      ------      --------       -------
Balance at December 31, 1997 ...      670,610         671           -          (671)            -


Balance at December 31, 1998 ...      670,610         671           -          (671)            -


Common stock for services ......      222,280         222           -             -           222
Common stock issued for cash ...    1,706,500       1,707       1,483             -         3,190
Net loss .......................            -           -           -        (1,462)       (1,462)
                                    ---------      ------      ------      --------       -------
Balance at December 31, 1999 ...    2,599,390       2,600       1,483        (2,133)        1,950


Common stock issued for cash ...       48,250          48       3,427             -         3,475
Net loss .......................            -           -           -        (3,158)       (3,158)
                                    ---------      ------      ------      --------       -------
Balance at December 31, 2000 ...    2,647,640       2,648       4,910        (5,291)        2,267


Net loss .......................            -           -           -        (2,267)       (2,267)
                                    ---------      ------      ------      --------       -------
Balance at December 31, 2001 ...    2,647,640       2,648       4,910        (7,558)            -


Capital contribution ...........            -           -       2,500             -         2,500
Net loss .......................            -           -           -        (2,500)       (2,500)
                                    ---------      ------      ------      --------       -------
Balance at December 31, 2002 ...    2,647,640       2,648       7,410       (10,058)            -


Net loss .......................            -           -           -             -             -
                                    ---------      ------      ------      --------       -------
Balance at December 31, 2003 ...    2,647,640      $2,648      $7,410      $(10,058)      $     -
                                    =========      ======      ======      ========       =======

See notes to financial statements.

                                                27

                                         CHRISTIE FUN, INC.
                                  (A DEVELOPMENT STAGE ENTERPRISE)
                                      STATEMENTS OF CASH FLOWS

                                                            December 31,       August 14, 1997
                                                         -----------------   (date of inception)
                                                         2003       2002     to December 31, 2003
                                                         ----     --------   --------------------
Cash flows from operating activities:
     Net loss ......................................     $  -     $ (2,500)        $(10,058)
     Adjustments to reconcile net loss to net
         cash flows from operating activities:
        Changes in operating assets & liabilities
         Stock issued for services .................        -            -              893
                                                         ----     --------         --------
Net cash flows from operating activities ...........        -       (2,500)          (9,165)
                                                         ----     --------         --------

Cash flows from financing activities:
     Capital contributions .........................        -        2,500            2,500
     Issuance of common stock ......................        -            -            6,665
                                                         ----     --------         --------
Net cash flows from financing activities ...........        -        2,500            9,165
                                                         ----     --------         --------

Net change in cash .................................        -            -                -
Cash at beginning of period ........................        -            -                -
                                                         ----     --------         --------
Cash at end of period ..............................     $  -     $      -         $      -
                                                         ====     ========         ========

See notes to financial statements.

                                                28

                               CHRISTIE FUN, INC.
                        (A DEVELOPMENT STAGE ENTERPRISE)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2003

1.     Summary of Significant Accounting Policies

       Description of Business

       Christie Fun, Inc. (a development stage enterprise) (the Company) was formed on August 14, 1997. The Company's activities to date have been primarily directed towards the raising of capital and seeking business opportunities.

       Estimates and Assumptions

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

       Earnings Per Share

       Basic earnings per common share are computed by dividing net income
       (loss) by the weighted average number of shares of common stock outstanding during the period. Due to net losses, potentially dilutive securities would be antidilutive and are therefore not included.

       Income Taxes

       Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date.

       There is no provision for income taxes due to continuing losses. At December 31, 2003, the Company has net operating loss carryforwards for tax purposes of approximately $10,000, which expire through 2023. The Company has recorded a valuation allowance that fully offsets deferred tax assets arising from net operating loss carryforwards because the likelihood of the realization of the benefit cannot be established. The Internal Revenue Code contains provisions that may limit the net operating loss carryforwards available if significant changes in stockholder ownership of the Company occur.

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

The Exhibits listed below are filed as part of this Registration Statement.

         Exhibit No.                    Document

           3.(I)                        Articles of Incorporation
           3.(II)                       By-Laws


ITEM 2.  DESCRIPTION OF EXHIBITS

Note Applicable



                                   SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


CHRISTIE FUN, INC.

By: /s/ James Charles
    ------------------
James Charles, President and Treasurer
Date: November 30, 2004


                                       30